CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$100,000,000	$7,130

PROSPECTUS Dated January 23, 2009	Pricing Supplement Number: 4976 Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated January 23, 2009	Dated July 28, 2010 Registration Statement: No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate-Floating Rate Notes)

Investing in these notes involves risks. See "Risk Factors" in Item 1A of our Annual Report on Form 10-K for

the year ended December 31, 2009 filed with the Securities and Exchange Commission.
Issuer:	General Electric Capital Corporation

Trade Date:	July 28, 2010

Settlement Date (Original Issue Date):	August 11, 2010

Maturity Date:	August 11, 2015

Principal Amount:	US$ 100,000,000

Price to Public (Issue Price):	100.00%

Underwriters Commission:	1.00%

All-in Price:	99.00%

Net Proceeds to Issuer:	US$99,000,000

Fixed Rate Provisions
Fixed Rate Period:	From and including August 11, 2010 to but excluding August 11, 2011

Re-Offer Yield:	2.500%
Fixed Interest Rate:	2.500%
Fixed Rate Interest Payment Dates:	November 11, 2010, February 11, 2011, May 11, 2011 and August 11, 2011
Day Count Convention:	30/360, Modified Following, Unadjusted

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Filed Pursuant to Rule 424(b)(3)
Dated July 28, 2010
Registration Statement No. 333-156929

Floating Rate Provisions
Floating Rate Period:	From and including August 11, 2011 to but excluding the Maturity Date
Interest Rate Basis (Benchmark):	LIBOR, as determined by reference to Reuters
Index Currency:	U.S. Dollars
Spread (plus or minus):	Plus 0.75%
Index Maturity:	Three Months
Index Payment Period:	Quarterly
Floating Rate Interest Payment Dates:	Quarterly on each February 11, May 11, August 11 and November 11, beginning November 11, 2011 and ending on the Maturity Date
Initial Interest Rate:	To be determined two London Business Days prior to August 11, 2011 based on three month USD LIBOR plus 0.75%
Minimum Interest Rate:	1.00% per annum
Interest Reset Periods and Dates:	Quarterly on each scheduled Floating Rate Interest Payment Date
Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date at the start of such Interest Payment Period
Day Count Convention:	30/360, Modified Following, Unadjusted
Business Day Convention:	New York
Method of Settlement:	Depository Trust Company
Trustee:	The Bank of New York Mellon
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Call Dates (if any):	Not Applicable
Call Notice Period:	Not Applicable

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Filed Pursuant to Rule 424(b)(3)
Dated July 28, 2010
Registration Statement No. 333-156929

Put Dates (if any):	Not Applicable
Put Notice Period:	Not Applicable
CUSIP:	36962G4N1
ISIN:	Not Applicable
Common Code:	Not Applicable

Additional Terms:

Interest

Interest on the Notes for the period from and including August 11, 2010 to but excluding August 11, 2011 (the "Fixed Rate Period") will be payable quarterly in U.S. Dollars on November 11, 2010, February 11, 2011, May 11, 2011 and August 11, 2011 (the "Fixed Rate Interest Payment Dates"); provided that, if any such day falls on a day that is not a Business Day, it will be postponed to the following Business Day and interest thereon will not continue to accrue, except that if such following Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. During the Fixed Rate Period, the interest on the Notes will be equal to 2.500% per annum. During the Fixed Rate Period, interest will be computed and paid on a 30/360 basis (based upon the number of days elapsed in each month in a 360-day year of twelve 30-day months).

Interest on the Notes for the period from and including August 11, 2011 to but excluding the Maturity Date (the "Floating Rate Period") will be payable in U.S. Dollars quarterly, in arrears, on each February 11, May 11, August 11 and November 11, beginning November 11, 2011 (each a "Floating Rate Interest Payment Date"); provided that, if any such day falls on a day that is not a Business Day, it will be postponed to the following Business Day and interest thereon will not continue to accrue, except that if such following Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. During the Floating Rate Period, the interest rate on the Notes will be equal to the sum of three month USD LIBOR plus 0.75%; provided that such interest rate shall at all times equal or exceed 1.00% per annum (the "Minimum Interest Rate"). The initial floating rate will be determined two London Business Days prior to August 11, 2011 based on three month USD LIBOR plus 0.75%. During the Floating Rate Period, the interest rate will be reset quarterly on each scheduled Floating Rate Interest Payment Date (the "Interest Reset Date"), and will be determined quarterly, two London Business Days prior to each Interest Reset Date. During the Floating Rate Period, interest will be computed and paid on a 30/360 basis (based upon the number of days elapsed in each month in a 360-day year of twelve 30-day months).

Plan of Distribution:

The Notes are being purchased by Morgan Stanley & Co. Incorporated (the "Underwriter"), as principal, at 100.00% of the aggregate principal amount less an underwriting discount equal to 1.00% of the principal amount of the Notes.

The Issuer has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

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Filed Pursuant to Rule 424(b)(3)
Dated July 28, 2010
Registration Statement No. 333-156929

Additional Information

General

At the quarter ended March 31, 2010, we had outstanding indebtedness totaling $426.600 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year, and excluding bank deposits and non-recourse borrowings of consolidated securitization entities. The total amount of outstanding indebtedness at March 31, 2010, excluding subordinated notes and debentures payable after one year, was equal to $417.022 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Three Months Ended
2005	2006	2007	2008	2009	March 31, 2010
1.66	1.63	1.56	1.24	0.85	0.98

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

As set forth above, GE Capitals ratio of earnings to fixed charges increased to 0.98:1 in the first three months of 2010 due to higher pre-tax earnings at GECC, which were primarily driven by lower losses and delinquencies. As of March 31, 2010, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $91 million.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.